Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ATI Technologies Inc.

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Advanced Micro Devices, Inc. of our report dated November 30, 2006, with respect to the consolidated balance sheets of ATI Technologies Inc. as of August 31, 2006 and 2005 and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2006, which reports appear in the Form 8-K/A of Advanced Micro Devices, Inc. dated January 9, 2007 and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated November 30, 2006 includes additional comments for U.S. readers that refer to a change in the accounting for stock-based awards.

Chartered Accountants, Licensed Public Accountants

/s/ KPMG LLP

Toronto, Canada
November 14, 2007